1(212) 318-6906
MichaelZuppone@paulhastings.com

October 12, 2023

Taylor Beech
Dietrich King

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Lazydays Holdings, Inc Amendment No. 1 to Registration Statement on Form S-1 Filed October 6, 2023 File No. 333-274489

Dear Taylor Beech and Dietrich King:

On behalf of Lazydays Holdings, Inc., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 10, 2023, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on October 6, 2023 (the “Amendment No. 1 to Registration Statement”).  For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response.  Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 2 to Registration Statement on Form S-1 with the Commission through EDGAR (the “Amendment No. 2 to Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  All page references in the responses set forth below refer to page numbers in the Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.
We note that you have filed a short-form tax opinion in response to our comment. Please revise both your opinion filed as Exhibit 8.1 and your disclosure in this section to state clearly that the disclosure in the tax consequences section of the prospectus constitutes the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Response: The Company acknowledges the Staff's comment and has revised the tax disclosure to state that it "constitutes the opinion of Paul Hastings LLP." Additionally, the Company respectfully advises the Staff that the tax opinion included as Exhibit 8.1 to Amendment No. 1 to the Registration Statement complies with Section III.B.2 of Staff Legal Bulletin No. 19. as it provides that "based upon and subject to the foregoing, the discussion contained in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences” insofar as it presents legal conclusions with respect to matters of U.S. federal income tax law, subject to the limitations and qualifications referred to therein, accurately sets forth the material U.S. federal income tax consequences of the receipt and exercise (or expiration) of the Rights and owning and disposing of the Shares received upon exercise of the Rights and constitutes the opinion of Paul Hastings LLP."

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 If you have any questions regarding this submission, please contact Michael Zuppone at 212-318-6906 or Gil Savir at 770-878-2696.

Thank you for your time and attention.

Sincerely,

/s/ Michael Zuppone
Michael Zuppone
of PAUL HASTINGS LLP